787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 29, 2006

Kim Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Lifestyle Series, Inc. (the “Company”)
SEC Accession No. 0001193125-06-261325
CIK No. 0001000077
Securities Act File No. 033-64457
Investment Company Act No. 811-07435

Ladies and Gentlemen:

On behalf of the Company, I hereby make this request for withdrawal of Post-effective Amendment No. 34 to the Company’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 35 to the Company’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, which was filed today pursuant to Rule 485(b) under the 1933 Act (“Amendment No. 34”). This request is being made, pursuant to Rule 477 under the 1933 Act, because the Company’s agent, RR Donnelley, incorrectly designated an effectiveness date of January 1, 2007 for Amendment No. 34 on the submission header page. The facing page of Amendment No. 34 designated that Amendment No. 34 would become effective on December 29, 2006. After the filing of this request, the Company today will file a new Post-effective Amendment on Form N-1A designating that the new Post-effective Amendment will become effective today, December 29, 2006. No securities were sold in connection with Amendment No. 34.

Any questions regarding this letter can be directed to the undersigned at 212-728-8178.

Sincerely,

/s/ Mary C. Carty

Mary C. Carty